MORGAN STANLEY DEAN WITTER
CREDIT CORPORATION

January 7, 2000

As of and for the year ended December 31, 1999, Morgan Stanley Dean Witter Credit Corporation (the "Company") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Morgan Stanley Dean Witter & Co., the Company's parent, had in effect a fidelity bond in excess of $25 million and an errors and omissions policy in excess of $25 million under which the Company was covered.


Nancy S. Donovan
President

Leroy Hodo
Vice President and Controller

2500 Lake Cook Road. 3 West. Riverwoods. Illinois 60015